Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: May 7, 2018

IFF Customer FAQ

1.	What did IFF announce?
•	IFF announced that it is combining with Frutarom to create a global leader in taste, scent and nutrition.

2.	Who is Frutarom?
•	Frutarom is a flavors, savory solutions and natural ingredients company with production and development centers on six continents.
•	It markets and sells over 70,000 products to more than 30,000 customers in over 150 countries.
•	Frutarom is primarily focused on natural products, which drive more than 75% of its sales.
•	Frutarom’s product portfolio consists of innovative and integrated solutions combining taste and health, natural and clean label products.

3.	Why is IFF combining with Frutarom?
•	The transaction is all about growth.
•	It unites two industry-leading, innovative companies, and will establish a global leader in taste, scent and nutrition.
•	Frutarom is focused on natural products and they have a compelling presence in categories such as natural colors, health and beauty ingredients, natural food protection and enzymes.
•	Together, we will offer our customers access to comprehensive and differentiated integrated solutions with increased focus on naturals and health and wellness.

4.	How will this benefit customers?
•	This combination is great news for our customers and will better position us to serve you as a global leader in taste, scent and nutrition.
•	Together, we will offer our customers access to comprehensive and differentiated integrated solutions with increased focus on naturals and health and wellness.

5.	Will there be any changes to customer contracts or pricing as a result of the announcement? What happens after the completion of the combination?
•	There have been no changes to contracts or pricing as a result of this news.
•	Until the transaction closes, IFF and Frutarom will continue to be separate organizations, and we will operate as usual.

6.	Will there be any impact on production and delivery times?
•	It is business as usual.
•	We are continuing to meet production schedules and make timely deliveries around the world.
•	The relationship we build with customers like you remain at the center of everything we do.
•	Our primary focus will continue to be on providing our customers with quality products at a great value.

7.	Will my point of contact change? Will there be changes to how I interact with IFF?
•	Until the transaction closes, which we expect to occur in six to nine months, we will continue to be separate organizations, and we will operate as usual.
•	Your point of contact will remain the same and there will be no changes to how we work with you.
•	You can expect the same quality products, services and support that you have come to rely on from IFF.
•	Both IFF and Frutarom have experience with integration, and we expect this process to be seamless.

8.	When is the transaction expected to close? What are the next steps?
•	The transaction is expected to close in six to nine months, subject to customary closing conditions and regulatory approvals.
•	Until then, IFF and Frutarom will continue to be separate organizations, and we will operate as usual.
•	Once the companies combine, your account manager will keep you apprised of any changes on a timely basis. Our goal is to make the transition as seamless as possible.
•	Both IFF and Frutarom have successful track records integrating companies, and we expect this process to be seamless.

9.	Where can I find more information about the announcement?
•	The press release that we issued today is posted on our website.
•	If you have additional questions, please do not hesitate to contact [your local Account Manager / INSERT].